

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2011

Mr. Ronald J. Foster
President, Compressco Partners GP Inc.
Compressco Partners, L.P.
101 Park Avenue, Suite 1200
Oklahoma City, OK 73102

> **Re:** **Compressco Partners, L.P.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 10, 2011**
> **File No. 333-155260**

We have reviewed your letter dated February 9, 2011 in response to our comment letter of January 12, 2009, as well as your amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We remind you of prior comments 2 and 3 from our letter dated December 9, 2008. In this regard, we note that you have yet to file the vast majority of your required exhibits, and your document still contains blank spaces and missing information, including without limitation the beneficial ownership table at page 124, the percentage of your gross income that will not be qualifying income at page 153, and the amended and restated agreement of limited partnership at Appendix A. Please file your exhibits expeditiously, allowing sufficient time for staff review and comment, and fill in all blank spaces other than those whose omission is permitted under Rule 430A.

2. We note that you cite to EIA's Annual Energy Outlook 2011 ("AEO 2011") for much of the industry trend and related information contained in the prospectus. However, a review of www.eia.doe.gov/forecasts/aeo reflects that the EIA had not yet released the full AEO 2011 as of the filing date of the present amendment. Please clarify whether you have based these figures on the abridged early release report, a prior year's report, or otherwise.

3.   We note that the general partner's interest in Compressco Partners, LP has changed in this amendment to a 2% GP interest represented by 304,202 "notional general partner units," as well as incentive distribution rights. Please revise throughout your filing to clarify how these notional units differ from your other units. For example, disclose for what purposes they will be considered outstanding, as well as any other material factors necessary to an understanding of this GP interest, including the circumstances, if any, under which the GP would be entitled to receive common units in exchange for its notional units.

Summary, page 1

Our Services and Marketing, page 2

4.   We note that your marketing activities consist, in part, of trial periods and more extensive demonstrations of your services. With respect to your statement that "a majority of the customers who elect to participate in these tests ultimately enter into contracts with" you, with a view towards possible disclosure, please provide us with supplemental information quantifying that information.

Trends and Growth Prospects, page 3

5.   We note that you target only wells that produce less than 50 barrels of water per day, in addition to natural gas production in the 30-300 Mcf/day range. While you disclose that approximately 219,000 U.S. wells produce natural gas around this range, you have not provided information regarding the number or percentage of those wells that would also meet the water production limitation. Please revise to include such information or revise to highlight the associated uncertainty.

Our Relationship with TETRA and Compressco, page 5

6.   We note that in your last amendment to this registration statement, you included in this section quantitative disclosure regarding TETRA's economic interest in you following the proposed offering. However, it appears that you have removed this information. Please revise the disclosure under this heading to include the number and percentage of your units that TETRA will hold following the offering or explain to us why that information is no longer relevant.

<u>The Offering, page 10</u>

7.   You disclose here and on page 41 that you will receive estimated proceeds of $45.0 million and will incur expenses in connection with the offering of $3.5 million, resulting in net proceeds to you of $9.9 million after paying TETRA $31.5 million to retire intercompany indebtedness. The $45 million appears inconsistent with your assumptions on this page of 2,500,000 common units offered at $20.00 per share, as well as with your disclosure on page F-19 of gross proceeds totaling $50 million. The $3.5 million offering expenses disclosed here is likewise inconsistent with the $8.6 million disclosed on page F-19. Please revise your disclosure, where appropriate, for consistency and clarity.

<u>Exchange Listing, page 14</u>

8.   Please provide us with an update regarding your plan to list on NASDAQ. In addition, update your disclosure as applicable in subsequent amendments.

<u>Selected Historical and Pro Forma Financial and Operating Data, page 16</u>

9.   Please insert a dark vertical line to separate audited from unaudited data and historical from pro forma data here and in charts throughout your filing, to the extent practicable.

<u>Risk Factors, page 19</u>

<u>Our operations in Mexico are subject to specific risks . . ., page 21</u>

10.   We note that this risk factor contains several material risks to your operations in Mexico. Please present each material risk under its own caption.

<u>Use of Proceeds, page 41</u>

11.   Please revise to include also a tabular presentation of your intended use of proceeds. In addition, provide more detailed disclosure of the intended uses of the approximately $9.9 million that you plan to use for "general partnership purposes."

12.   We note that net proceeds to you will not change based on the exercise of the underwriters' overallotment option because all overallotment proceeds will be paid to TETRA. Please revise to indicate here that any unsold overallotment units will be issued to the general partner. In addition, please include this information on the cover page in connection with your discussion of the overallotment option.

Revenue, page 54

13.   You assume a 9.2% growth in overall revenue for December 31, 2011 and a 12.2% growth in revenue from wellhead compression and other sources during the same period. You indicate that you believe that these "anticipated growth rates are reasonable based on historic growth rates."   However, your predecessor experienced negative growth during the prior two years. Explain how these support your estimate for revenue growth in 2011.

Depreciation and amortization expense, page 55

14.   We note you have assumed depreciation expense in the twelve months ending December 31, 2011 will decrease slightly. Although you expect to use consistent useful lives and asset depreciation methods, tell us why the amount for the twelve months ending December 31, 2011 would not be expected to increase due to the increase in the number of compressor units and other expansion capital expenses incurred in the prospective and previous twelve month periods.

Critical Accounting Policies and Estimates, page 83

Stock-Based Compensation, page 84

15.   Please revise your disclosure to remove the reference to SFAS 123R and replace it with the appropriate citation from the Accounting Standards Codification.

Business, page 90

16.   Please add a discussion regarding the ease and cost with which your compressor equipment can be moved from one area or country to another. Additionally, it appears that you should disclose the number of compressors located in each country, where material.

17.   Please revise your disclosure to clarify whether your services are provided onshore, off-shore, or both. We note that disclosure on pages 1, 3, 73, 90, and elsewhere in your filing references onshore, but disclosure on page 96 mentions that your equipment may be located on an offshore platform.

Management's Discussion and Analysis, page 73

18.   Please revise to explain further the basis for your statement at page 74 that you expect to see an increase in compressor unit utilization for the twelve months ended December 31, 2011. In this regard we note your tabular disclosure at page 75 indicating a trend of declining utilization rates across reporting periods.

Security Ownership of Certain Beneficial Owners and Management, page 124

19.   We note your response to comment 4 from our letter dated January 12, 2009, and we reissue such comment with respect to your current disclosure. Please identify the person(s) having beneficial ownership of the shares held by Compressco Partners GP Inc. and TETRA International Incorporated.

Certain Relationships and Related-Party Transactions, page 125

20.   Please explain why you have not included here the cash that you intend to pay to TETRA from the proceeds of the offering, which appears to be additional consideration in the formation stage.

Financial Statements

General

21.   Please update your financial statements in accordance with Regulation S-X, Rule 3-12. Please also monitor your need to update your auditor's consent.

Compressco Partners Predecessor Financial Statements

Combined Balance Sheets, page F-3

22.   Please revise your financial statement to separately present amounts of accrued liabilities payable to TETRA or its affiliates. Refer to the requirements of Regulation S-X, Rule 5-02.19.

Note A – Basis of Presentation and Summary of Significant Accounting Policies

Inventories, page F-7

23.   Please explain to us how you have evaluated inventories for obsolescence and how you determine "market" when analyzing lower of cost or market.

Impairment of Long-Lived Assets, page F-8

24.   Considering the guidance in FASB ASC 360-10-35-21, tell us how you evaluated your assets for impairment concurrent with the public offering and the recent declining trends in operations. In your response, please identify and quantify the key assumptions used in your analysis and explain how it complies with FASB ASC 360. Disclosure of certain quantitative information regarding these assumptions and the results of your impairment test may provide useful information to investors. We refer you to Financial Reporting Codification 501.14 for further guidance. In addition, tell us whether the results of your testing led you to consider the need to disclose expected asset impairment charges that may become necessary, including a quantified estimated range of those charges.

Goodwill, page F-8

25.   On a similar matter, we note your disclosure on page 84 that "given the current volatile economic environment, the likelihood of material impairments of goodwill in future periods is high." Expand your disclosures to address the results of your impairment testing that led to this statement. Specifically, your disclosure should address the uncertainty associated with the key assumptions and other potential events or circumstances that could have a negative effect on your goodwill impairment analysis. Tell us what consideration was given to disclosing expected goodwill impairment amounts or an estimated range of such expected future amounts to clarify your exposure to future impairment.

26.   We note your disclosure on pages 84 and F-8, stating the annual test of goodwill impairment consists of comparing net parent equity to the estimation of fair value. To further our understanding, tell us how you identified your reporting units, as defined in FASB ASC 350-20-35-33 through 35-46, to ensure your impairment testing of goodwill was performed in compliance with ASC 350-20-25.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra Eisen at (202) 551-3864, or in her absence, Shannon Buskirk at (202) 551-3717 if you have any questions regarding the accounting comments or financial statements. Please contact John Lucas, at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        David P. Oelman, Esq.
        (713) 615-5861